NEWS RELEASE

INTEROIL UPDATES ANTELOPE-1 SIDE TRACK TESTING

May 28, 2009 -- InterOil Corporation (IOC:NYSE) (IOC:POMSoX) today announced the recovery of oil from testing below the 7 inch liner in the second side track of the Antelope-1 well. Drill Stem Test (DST) #12, performed over an interval from 7,700 feet (2,347 meters) to 7,881 feet (2,402 meters) in the second side track, recovered gas, condensate and oil over the 180 foot (55 meter) open hole section. Subsequently, DST #13 was performed over an interval from 7,792 feet (2,375 meters) to 7,881 feet (2,402 meters) to isolate the oil zone from the gas bearing zone included in DST #12.  DST #13, completed on May 28th, recovered oil and very little gas from this 89 foot (27 meter) interval.  The oil measured 35 degree API gravity in the field. Detailed analysis of the oil samples and downhole pressures are underway.

DST #13 is the third test in the Antelope 1 well from which oil has been recovered.  The forward plan is to drill an additional 148 feet (45 meters) then perform another DST with a view to evaluating the extent of the oil column height. Additional zones of interest may also warrant further drilling and testing contingent on the results derived from the next DST. The Company is in the early stages of evaluation and has not yet been able to determine any reasonable approximation of oil volumes, and in particular whether oil volumes would be sufficient to be commercially exploitable.

The Company is continuing to test the lower sections of the Antelope reservoir to further its understanding of the nature and volume of both condensate and oil in the reservoir and complete the original objective of testing for higher condensate-to-gas ratios and to determine the existence of an oil leg at the base of the gas column.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular the proposed testing activities to be undertaken. In particular, this press release contains forward looking statements concerning testing activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur. No assurances can be given as to whether there will be sufficient volumes, that condensate or oil will ultimately be recoverable or of any future condensate or oil production. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2008 on Form 40-F and its Annual Information Form for the year ended December 31, 2008.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.